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Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Dr Suite 120
(No. and Street)

San Diego (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy S. Malott 858-587-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TIMOTHY G. MALOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKP SECURITIES, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 30th day of March, 2010, by Timothy E. Malott, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


POLLY JEAN CLARK
Commission # 1730591
Notary Public - California
San Diego County
My Comm. Expires Mar 11, 2011

(Seal) Signature Polly Jean Clark

ShP SECURITIES, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SHP SECURITIES, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Member of
ShP Securities, LLC
San Diego, California

We have audited the accompanying statement of financial condition of ShP Securities, LLC (the "Company"), a California limited liability company, as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShP Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
March 26, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

ShP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash	$	5,182
Investments		10,074
Accounts receivable		21,000
Total current assets	$	36,256

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	1,000
Taxes payable		1,700
Total current liabilities		2,700
CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		33,556
Total liabilities and member's equity	$	36,256

The accompanying notes are an integral part of these financial statements.

ShP SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Success and retainer fees	$ 653,636
Interest income	74
Total revenues	653,710
Project related costs and referral fees	546,037
Gross profit	107,673
EXPENSES:	
Occupancy	31,600
Professional fees	13,108
Other operating expenses	77,581
Taxes	2,500
Total expenses	124,789
Net loss	$ (17,116)

The accompanying notes are an integral part of these financial statements.

SHP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance at December 31, 2008	$	40,672
Contributions		10,000
Net loss		(17,116)
Balance at December 31, 2009	$	33,556

The accompanying notes are an integral part of these financial statements.

ShP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,116)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in assets:	
Accounts receivable	2,977
Prepaid expenses	105
Other assets	10,600
(Decrease) increase in liabilities:	
Accounts payable and accrued expenses	(1,200)
Taxes payable	800
Net cash used in operating activities	(3,834)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investment	(10,074)
Net cash used in investing activities	(10,074)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(3,908)
Cash at beginning of the year	9,090
Cash at end of year	$ 5,182

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:

Taxes	$ 1,700
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

ShP Securities, LLC (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a wholly-owned subsidiary of Shoreline Partners, LLC (the "Parent").

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Success and retainer fees are recognized when earned.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at each of these banks up to $250,000 at December 31, 2009. As of December 31, 2009, the Company's cash accounts did not exceed the FDIC insurance limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Investments

The Company invests in certificate of deposits in which the carrying value reflected in the balance sheet at December 31, 2009 reasonably approximates the fair value for financial instruments in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 820, *Fair Value Measurements.* In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1).

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company elected to be treated as a partnership for Federal and state tax purposes. As such, no provision has been made for income taxes since such taxes, if any, are payable by the Member. The Company has recorded approximately $800 within its tax expense which represents the California LLC fee paid by the Company in 2009.

The Company has adopted the application of uncertain tax positions of FASB 740, *Income Taxes,* for its current year. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($180 at December 31, 2009), whichever is higher. At December 31, 2009, the Company had net capital of $1,518 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.22 to 1.

NOTE 4 - CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

For the year ended December 31, 2009, the Company entered into a month-to-month cost sharing agreement with its Parent whereby the Company pays the Parent for use of office space and general office services. During the year ended December 31, 2009, the Company incurred $85,380 of expenses which is included in various expense accounts in the statement of operations.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on March 26, 2010

SUPPLEMENTARY INFORMATION

ShP SECURITIES, LLC
SCHEDULE I
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total member's equity	$ 33,556
Less non-allowable assets:	
Accounts receivable	(21,000)
Non-allowable assets	(21,000)
Less: Other deductions and/or charges	-
Net capital before charges on security positions	12,556
Less haircuts on security positions:	
Certificate of deposit	(38)
Net capital	$ 12,518
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital in excess of amount required	$ 7,518
Aggregate indebtedness	$ 2,700
Ratio of aggregate indebtedness to net capital	0.22 to 1

ShP SECURITIES, LLC
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS report	$ 12,556
Adjustment:	
Haircut on certificate of deposit	(38)
Net capital as reported on the Company's amended FOCUS report	$ 12,518
Aggregate indebtness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS report	$ 2,700
Adjustments:	
Aggregate indebtness as reported on the Company's amended FOCUS report	$ 2,700

ShP SECURITIES, LLC
SCHEDULE III
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

A computation of reserve requirement is not applicable for ShP Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ShP SECURITIES, LLC
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to ShP Securities, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(i).

PKF
Certified Public Accountants
A Professional Corporation



Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
ShP Securities, LLC
San Diego, California

In planning and performing our audit of the ShP Securities, LLC (the "Company") financial statements, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, was adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
March 26, 2010

PKF
Certified Public Accountants
A Professional Corporation